

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2011

<u>Via E-mail</u>
Michael W. Fox
Senior Vice President, General Counsel and Secretary
Orchard Supply Hardware Stores Corporation
6450 Via Del Oro
San Jose, CA 95119

>   **Re: Orchard Supply Hardware Stores Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed November 17, 2011**
>   **File No. 333-175105**

Dear Mr. Fox:

    We have reviewed your amended registration statement and response letter filed November 17, 2011 and have the following comments.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Once we receive a bona fide estimate of your expected offering price, we will update our review of your disclosures regarding stock compensation and various securities. In order to avoid a delay in the effectiveness of your registration statement, you may wish to supplementally provide us with an estimated range for your IPO price. If the IPO price materially differs from your corresponding equity fair value accounting estimates, then an expanded disclosure may be required for investors to assess the reasonableness of your critical accounting estimates.

<u>Capitalization, page 55</u>

2. You disclose that you intend to effect a forward stock split of your Class A Common Stock, Class B Common Stock and Class C Common Stock prior to the Distribution. In accordance with ASC 505-10-S99-4, please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the stock split, they must include in the filing a signed and dated preface to

their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditor's report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

Unaudited Pro Forma Consolidated Financial Data, page 59

3. We have read your response to comment one from our letter dated September 23, 2011. You state that negotiations with respect to the Brands Agreements are now complete and the forms of these agreements that will be executed at the time of the spin-off have been finalized. Given that the Agreement has not been executed, please disclose this matter and how you determined the negotiations are materially complete and the terms of the Agreement will be consistent with your pro forma adjustments once executed.

4. You state on page 62 that the pro-forma commission income figures were derived based on an expected blended commission rate based on your product mix applied on the total actual sales. However, you state that the Appliances Agreement has been executed. Please tell us why your pro forma commission income figures were not derived from the actual blended commission rate pursuant to your executed agreement. Please amend your filing to provide the executed Appliances Agreement. Please note that we may have further comment after we review the terms and conditions of the Appliances Agreement.

Management's Discussion and Analysis, page 64

Liquidity and Capital Resources, page 75

5. You disclose on page 25 that in June 2011 your credit ratings were downgraded by two nationally recognized statistical rating organizations. Please revise your filing to disclose your rating before and after the downgrade by each rating organization and the contributing factors related to the downgrade.

6. You disclose on page 25 that your credit ratings affect your cost of financing and your ability to access financing sources. Given that your credit rating was downgraded in June 2011, please amend your filing to disclose whether current/future interest rates were impacted by the downgrade. If interest rates were impacted, please quantify the increase in interest expense.

You may contact Tracey McKoy at (202) 551-3772 or, in her absence, Terence O'Brien, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
        William H. Hinman, Jr.